September 10, 2007

Mr. Michael Reedich
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re: The Hartford Financial Services Group, Inc.
       Definitive Schedule 14A
       Filed April 2, 2007
       File No. 001-13958

Dear Mr. Reedich:

This letter relates to your August 21, 2007 letter providing comments from the Securities and Exchange Commission staff resulting from their review of disclosure contained in the above-referenced filing. As discussed with the staff on September 6, 2007, we will provide responses to these comments on or before October 23, 2007.

Sincerely yours,

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

By: /s/Alan J. Kreczko Alan J. Kreczko Executive Vice President and General Counsel